Form 51-102F3
Material Change Report

Item 1.	Name and Address of Company

FIRST MAJESTIC SILVER CORP. (the “Company”) 1805 – 925 West Georgia Street Vancouver, BC V6C 3L2 CANADA Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 2.	Date of Material Change

October 12, 2011

Item 3.	News Release

The press release was disseminated through the services of Marketwire.

Item 4.	Summary of Material Change

The Company announced announced that total production at its three mines in Mexico for the third quarter ending September 30, 2011 reached 1,791,770 equivalent ounces of silver.

Item 5.	Full Description of Material Change

	5.1	Full Description of Material Change

See Schedule “A” attached hereto.

	5.2	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Keith Neumeyer, President & CEO Telephone: (604) 688-3033 Facsimile: (604) 639-8873

Item 9.	Date of Report

October 12, 2011

SCHEDULE “A”
FIRST MAJESTIC SILVER CORP.
Suite 1805 – 925 West Georgia Street
Vancouver, B.C., Canada V6C 3L2
Telephone: (604) 688-3033 Fax: (604) 639-8873
Toll Free: 1-866-529-2807
Web site: www.firstmajestic.com; E-mail: info@firstmajestic.com

NEWS RELEASE
NYSE - AG
TSX – FR	October 12, 2011
Frankfurt – FMV (WKN: A0LHKJ)

First Majestic Announces Q3 Production Results and
Commences Commercial Production at La Parrilla

First Majestic Silver Corp. ("First Majestic" or the "Company") is pleased to announce that total production at its three mines in Mexico for the third quarter ending September 30, 2011 reached 1,791,770 equivalent ounces of silver.

The total equivalent silver production for the quarter consisted of 1,708,865 ounces of silver, representing a small decrease of 4% from the prior quarter and a decrease of 6% compared to the same quarter in 2010. In addition, 1,891,991 pounds of lead was produced representing a 36% increase from the previous quarter and an increase of 52% compared to the same quarter in the previous year. Also, 409 ounces of gold was produced, representing an increase of 21% compared to the previous quarter and an increase of 27% compared to the third quarter of 2010.

As announced on September 20, 2011, the new 1,000 tpd La Parrilla flotation circuit began operations in early September. The Company is pleased to announce that this new circuit has been deemed commercial effective October 1, 2011. Incremental production, revenues and operating costs associated with this new flotation circuit was capitalized in the quarter ended September 30, 2011. Effective October 1, 2011, all revenues and costs will be treated as normal course operations and recorded in the Company's income statement rather than being capitalized as pre-production, or pre-operating. For the third quarter, ending September 30, 2011 pre-commercial production was 34,316 ounces of silver contained in lead concentrates produced at the new La Parrilla flotation circuit.

Keith Neumeyer, President & CEO of First Majestic states; “our focus in the third quarter paid off with the completion of the new flotation circuit at La Parrilla. With two major construction projects underway our operations staff deserve to be commended by coming close to budget this quarter. The way is now paved for a record fourth quarter and a great start to 2012”.

Production Details Table:

Consolidated	Quarter Ended September 30, 2011	Quarter Ended June 30, 2011	% Variance
Ore processed/tonnes milled	530,159	482,077	10%
Total production - ounces of silver equivalent	1,791,770	1,843,830	(3%)
Total commercial production - ounces silver equivalent	1,751,178	1,843,830	(5%)
Silver ounces produced	1,708,865	1,780,379	(4%)
Pre-commercial silver ounces produced	34,316	0	100%
Ag Grade (g/t)	188	198	(5%)
Ag Recovery (%)	53	58	(8%)
Pounds of lead produced	1,891,991	1,392,132	36%
Equivalent ounces from Lead	54,319	42,305	28%
Pb Grade (%)	2.0	1.9	5%
Pb Recovery (%)	88.4	86.5	2%
Gold ounces produced	409	337	21%
Equivalent ounces from Au	20,648	15,825	30%
Equivalent ounces from Fe	7,939	4,641	71%

Other Developments

The total ore processed during the quarter at the Company's three operating silver mines, the La Encantada Silver Mine, the La Parrilla Silver Mine and the San Martin Silver Mine, amounted to 530,159 tonnes milled representing a 10% increase over the previous quarter. The average head grade in the quarter for the three mines decreased by 5% over the previous quarter to 188 g/t of silver. The combined recoveries of silver decreased from 58% to 53% in the quarter.

The Company's underground development in the third quarter consisted of 10,992 metres, compared to 8,708 metres completed in the previous quarter. There were 18,558 metres of diamond drilling completed in the quarter compared with 12,446 metres of diamond drilling in the second quarter representing a 49% increase. This expanded exploration program is consisting of definition drilling to assist in mining activity and Reserve and Resource definition in the Company's three operating mines and at the Del Toro Silver Mine which is under construction.

At the La Encantada Silver Mine:

  During the first nine months of the year, the La Encantada mine has experienced an increase in the manganese content which has affected the recoveries at the cyanidation plant. In order to compensate for these lower than budgeted recoveries, mill throughput was increased to an average of 4,259 tonnes per day for the quarter.
  At the same time metallurgical tests had been underway in order to test the leaching of manganese, with positive results. The Company has retained Hazen Research, Inc. to construct a Pilot Plant in order to test and reconfirm internal lab tests. First Majestic is also working simultaneously on the engineering design for the installation of the required equipment at the plant. It is anticipated that these new additions to the plant will be completed within six months.
  Four diamond drill rigs are active at La Encantada with two rigs operating underground defining Reserves while two rigs are drilling from surface exploring the regional geophysical anomalies previously discovered. A total of 4,381 metres have been drilled and 3,200 metres of underground development has been completed in the third quarter compared to 2,679 metres of drilling and 2,287 metres of development in the second quarter.

At the La Parrilla Silver Mine:

  The completion of the new 1,000 tpd flotation circuit, which replaced the old 425 tpd flotation circuit, will allow silver production to ramp up substantially in the fourth quarter.
  The 1,000 tpd cyanidation circuit (bringing the total mill capacity to 2,000 tpd) is in the final stage of construction and is expected to be operational in November. The new leaching tanks are now completed and the new counter current thickeners are 80% complete pending the installation of the mechanisms. All other areas of the circuit were 80% complete at the end of the quarter. Also, the new 115,000 Kw power line is expected to be completed at the end of October.
  At the La Parrilla Silver Mine, there are four diamond drill rigs operating of which two are on surface and two are underground. The total metres drilled during the quarter amounted to 4,642 metres compared to 2,764 metres drilled in the previous quarter. Development completed in the quarter was 4,304 metres compared with 3,579 metres developed in the previous quarter.

At the San Martin Mine:

  Installation of a new ball mill, replacing an older and smaller mill was completed in the quarter. Total mill capacity has now reached 950 tpd allowing for increased silver production and lower costs. In addition, two new induction furnaces and two new filter presses were installed. These mill improvements which were all completed in the third quarter are expected to have a positive impact on overall production, quality of doré and total costs.
  Development and exploration programs continued in the La Esperanza vein. The first production area, which is higher grade then the Zuloaga vein, is currently being developed. During the quarter, an auxiliary ramp was completed to allow for the continuation of the exploration program to the West and to depth as it appears the ore body is open in both directions.
  The early results of the exploration drilling program at the Rosarios / Huichola veins have also returned very positive results. Six drill rigs are currently active within the San Martin property. During the quarter, a total of 6,542 metres of diamond drilling was completed plus 1,964 metres of development compared with 4,488 metres of drilling and 1944 metres of development in the second quarter.

At the Del Toro Project:

  Ground breaking commenced in April for the construction of a new 1,000 tpd flotation mill and work continued in the third quarter for preparation of the foundation construction which is expected to begin in the fourth quarter.
  Municipal government approval was received for the construction of a water treatment facility for the town of Chalchihuites. This water treatment facility will be used to treat the raw sewage coming from the town as well as supply water to the mill. A contractor has been assigned to build this water treatment plant and work is expected to be completed by mid-2012.
  The Company previously received approvals for the construction of a new road from the main highway to the mine site from the local Ejido. Construction of this new three kilometre long road was completed during the quarter allowing for heavy equipment and vehicles to by-pass the town.
  Two drill rigs have been drilling from an underground cross cut 176 metres below surface for the past six months. Eight holes were completed from this station showing extremely encouraging results. Construction of a second cross cut, an additional 60 metres deeper, was completed in the quarter. One of the two drill rigs is currently being moved to this new station in order to test the dip and extension of the ore bodies to depth. The other rig will continue drilling infill holes in the upper part of the mine.
  As at quarter end, six holes were completed for a total of 2,993 metres. Drilling continues in order to infill previous holes, test for additional Resources and upgrade previously defined Measured and Indicated Resources and prepare for the release of an updated Pre-feasibility study later this year.
  The Company acquired a neighbouring property during the quarter called Dolores. This property was a small producing mine where high grade ore was being shipped to La Parrilla by the previous owner. Underground development and diamond drilling is currently underway at this newly acquired mining claim.

  Development has continued past the 7th level (176 metres from surface) where the two drill rigs were stationed. The ramp is now 1,680 metres in length or 240 metres in vertical distance from surface. A third cross cut will be constructed for an additional drill station once the ramp advances an additional 150 metres. This main ramp will ultimately act as an access to the three main ore bodies which will be developed over the next twelve months during the construction of the new mill.
  Approximately 80% of the mill equipment has been ordered and is expected to begin arriving onsite during the first quarter of 2012. Also, the new power line from the town of Vicente Guerrero and Chalchihuites is in permitting process.
  A bulk metallurgical test of 5,000 tonnes of ore will be conducted at the La Parrilla mill in October to reconfirm metallurgical parameters.

At the La Luz Silver Project:

  The permit for the restoration of the old historic buildings at the Santa Ana Hacienda has been received and the construction of the previously announced Thematic and Cultural Park which will include a mining museum has begun. In addition, cleaning of the impressive underground workings is underway to rehabilitate this historic mine for public access. This new cultural facility and mining museum will form a 'Sustainable Development Project' which will provide permanent long term jobs to the local communities.
  To date, the Baseline Study and the Geo-hydrologic Study have been completed. The Environmental Impact Statement, the Risk Study, and the Change of Use of Land Studies are expected to be completed during the fourth quarter.
  A metallurgical test is underway to define the final flow sheet diagram for a flotation plant which will pave the way for final permitting.
  A total of 100 hectares of surface rights was purchased during the quarter in order to secure an area where the plant and the mine access will be located.

First Majestic is a producing silver company focused in Mexico and is aggressively pursuing its business plan to become a senior silver producer through the development of its existing assets and the pursuit through acquisition of additional assets that contribute to achieving its corporate growth objectives.

FOR FURTHER INFORMATION contact info@firstmajestic.com, visit our website at www.firstmajestic.com or call our toll free number 1.866.529.2807.

FIRST MAJESTIC SILVER CORP.

“signed”

Keith Neumeyer, President & CEO

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

This news release includes certain "Forward-Looking Statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. When used in this news release, the words “anticipate”, “believe”, “estimate”, “expect”, “target”, “plan”, “forecast”, “may”, “schedule” and similar words or expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: the price of silver and other metals; the accuracy of mineral reserve and resource estimates and estimates of future production and costs of production at our properties; estimated production rates for silver and other payable metals produced by us, the estimated cost of development of our development projects; the effects of laws, regulations and government policies on our operations, including, without limitation, the laws in Mexico which currently have significant restrictions related to mining; obtaining or maintaining necessary permits, licences and approvals from government authorities; and continued access to necessary infrastructure, including, without limitation, access to power, land, water and roads to carry on activities as planned.

These statements reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in the spot and forward price of silver, gold, base metals or certain other commodities (such as natural gas, fuel oil and electricity); fluctuations in the currency markets (such as the Canadian dollar and Mexican peso versus the U.S. dollar); changes in national and local government, legislation, taxation, controls, regulations and political or economic developments in Canada, Mexico; operating or technical difficulties in connection with mining or development activities; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom the Company does business; inability to obtain adequate insurance to cover risks and hazards; and the presence of laws and regulations that may impose restrictions on mining, including those currently enacted in Mexico; employee relations; relationships with and claims by local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses, permits and approvals from government authorities; diminishing quantities or grades of mineral reserves as properties are mined; the Company’s title to properties; and the factors identified under the caption “Risk Factors” in the Company’s Annual Information Form, under the caption “Risks Relating to First Majestic's Business”.

Investors are cautioned against attributing undue certainty to forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or changes in circumstances or any other events affecting such statements or information, other than as required by applicable law.